SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D/A

                      (Amendment No. 7)

            Under the Securities Exchange Act of 1934

                 SCIENTIFIC INDUSTRIES, INC.
________________________________________________________________________
                       (Name of Issuer)

             Common Stock, Par Value $0.05 Per Share
________________________________________________________________________
                (Title of Class of Securities)

                          808757 10 8
________________________________________________________________________
                        (CUSIP Number)

                      James S. Segasture
                c/o Scientific Industries, Inc.
                       70 Orville Drive
                   Bohemia, New York 11716
                       (631) 567-4700
________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)

                        February 11, 1992*
                        March 1, 1993*
                        March 1, 1994*
                        March 1, 1995*
                        March 1, 1996*
                        December 31, 1997*
                        December 31, 1998*
                        December 31, 1999*
                        December 30, 2000*
                        December 30, 2001*
                        (* See Item 3)
_________________________________________________________________________

   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.	[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



                            SCHEDULE 13D
______________________________________________________________________________

                       CUSIP NO. 808757 10 8
                                                   PAGE 2 OF 7 PAGES----------
______________________________________________________________________________
1  NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	James S. Segasture
_______________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]

(SEE INSTRUCTIONS)                                             (B) [ ]
_______________________________________________________________________
3  SEC USE ONLY
_______________________________________________________________________
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF
_______________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)                                             [ ]
_______________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.
_______________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
	-44,000-

8 SHARED VOTING POWER
	-132,757-

9 SOLE DISPOSITIVE POWER
	-44,000-

10 SHARED DISPOSITIVE POWER
	-132,757-
_______________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-176,757-
_______________________________________________________________________

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
_______________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5%
_______________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
_______________________________________________________________________

                         SCHEDULE 13D
_______________________________________________________________________

 CUSIP NO. 808757 10 8                      PAGE 3 OF 7 PAGES----------
_______________________________________________________________________

1  NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Kristine K. Segasture
_______________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) [ ]

(SEE INSTRUCTIONS)                                            (B) [ ]
_______________________________________________________________________
3  SEC USE ONLY
_______________________________________________________________________
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF
_______________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)                                                [ ]
_______________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.
_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
	-0-

8  SHARED VOTING POWER
	-132,757-

9  SOLE DISPOSITIVE POWER
	-0-

10  SHARED DISPOSITIVE POWER
	-132,757-
_______________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-132,757-
_______________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
_______________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%
_______________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
_______________________________________________________________________

This Amendment No. 7 to the undersigned's Schedule 13D with regard to Scientific Industries, Inc., is hereby amended and restated in its entirety.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.05 par value per share (the "Common Stock"), of Scientific Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 70 Orville Drive, Bohemia, New York 11716.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by James S. Segasture ("Mr. Segasture") and Kristine K. Segasture ("Mrs. Segasture", and hereinafter each referred to individually as "Reporting Person" and collectively as the "Reporting Persons").

(b) The business address for each Reporting Person is c/o Scientific Industries, Inc., 70 Orville Drive, Bohemia, New York 11716.

(c) Mr. Segasture serves as a Director of the Company. Each Reporting Person's principal occupation is that of private investor.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Each Reporting Person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to February 11, 1992, the Reporting Persons beneficially owned an aggregate of 132,757 shares of Common Stock.

On February 11, 1992, the Company issued Mr. Segasture ten year options to purchase, at a price of $0.35 per share, 12,000 shares of Common Stock, issuable in three equal increments on a yearly basis, of which Mr. Segasture exercised 8,000 options on March 1, 1993 and 4,000 options on October 3, 2001.

Upon the Company's adoption of its 1992 Stock Option Plan (the "Plan"), on the first business day of March, in each of 1993, 1994, 1995 and 1996, the Company granted Mr. Segasture options to purchase 3,000 shares of Common Stock, exercisable at the fair market value on the date of grant (aggregating options to purchase 12,000 shares). In December of each of 1997, 1998, 1999, 2000 and 2001, the Board of Directors of the Company approved annual grants under the Plan of options to purchase 4,000 shares of Common Stock to Mr. Segasture, exercisable at the fair market value on the date of grant (aggregating options to purchase 20,000 shares). The fair market value per share of Common Stock on the dates of grant in the following fiscal years were: $2.40 in 2002, $1.328 in 2001, $.829 in 2000, $1.875 in 1999, $2.00
in 1998, $1.2813 in 1996, $1.3125 in 1995, $.9375 in 1994, and $.50 in 1993.
All such options granted under the Plan were immediately exercisable, except for 834 shares under the options granted on December 31, 2000, which became available and exercisable on July 1, 2001.

Mr. Segasture acquired, on October 3, 2001, 28,000 shares of Common Stock upon the exercise of all the Plan options, other than the options granted in December 2001.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares for investment purposes.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

In connection with Mr. Segasture's duties as a Director of the Company, Mr. Segasture voted in support of the actions of the Board of Directors, on August 29, 2002, to discontinue the employment of Mr. Lowell A. Kleiman as President and Chief Executive Officer of the Company, and to appoint Ms. Helena R. Santos as President, Chief Executive Officer and Treasurer, and
Mr. Robert Nichols as Executive Vice-President and Secretary of the Company; and on September 26, 2002, to designate as the Board's nominees for election as Class C Directors at the Annual Meeting of the Stockholders of the Company to be held on November 18, 2002, Joseph G. Cremonese and Roger B. Knowles, to serve until the Annual Meeting of the Stockholders of the Company with respect to the year ended June 30, 2005. Ms. Santos had been the Company's Vice-President, Controller and Secretary, and Mr. Nichols had been its Vice President - Engineering, prior to such appointments.

Except as set forth above, the Reporting Person does not have a plan or proposal which relates to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.

(i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN THE SECURITIES OF THE COMPANY.

(a)	(i) 	amount beneficially owned

James S. Segasture	 - 176,757 (includes 4,000 shares of Common Stock
issuable upon exercise of currently exercisable options)

Kristine K. Segasture	 - 132,757

(ii) 	percent of class (based on 950,541 shares of Common Stock of the
Company reported as being outstanding in the Company's Form 10-KSB for the year ended June 30, 2002)

James S. Segasture		 - 18.5%
Kristine K. Segasture		 - 14.0%

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

James S. Segasture		 - 44,000
Kristine K. Segasture		 - 0

(ii) shared power to vote or to direct the vote

James S. Segasture		 - 132,757
Kristine K. Segasture		 - 132,757

(iii) sole power to dispose or to direct the disposition of

James S. Segasture		- 44,000
Kristine K. Segasture		 - 0

(iv) shared power to dispose or to direct the disposition

James S. Segasture		 - 132,757
Kristine K. Segasture		 - 132,757

(c) Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

                     EXHIBIT INDEX

1. Joint Filing Agreement, dated October 18, 2002, between James S. Segasture and Kristine K. Segasture.

                      SIGNATURES

	After reasonable inquiry and to the best of my knowledge
and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:	October 18, 2002

/s/ James S. Segasture
______________________
JAMES S. SEGASTURE



/s/ Kristine K. Segasture
_________________________
KRISTINE K. SEGASTURE



Exhibit 1


JOINT FILING AGREEMENT

	The undersigned hereby agree to make joint filings of Form 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the common stock, par value $0.05 per share, of Scientific Industries, Inc., including all amendments thereto.

Date:	October 18, 2002


/s/ James S. Segasture
__________________________
JAMES S. SEGASTURE



/s/ Kristine K. Segasture
__________________________
KRISTINE K. SEGASTURE